THIS IS A PUBLIC ANNOUNCEMENT FOR INFORMATION PURPOSES ONLY AND IS NOT A PROSPECTUS ANNOUNCEMENT AND DOES NOT CONSTITUTE AN INVITATION OR OFFER TO ACQUIRE, PURCHASE OR SUBSCRIBE TO SECURITIES UNDER THE SECURITIES AND EXCHANGE BOARD OF INDIA (ISSUE OF CAPITAL AND DISCLOSURE REQUIREMENTS) REGULATIONS, 2018, AS AMENDED (THE "SEBI ICDR REGULATIONS").

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY OUTSIDE INDIA. INITIAL PUBLIC OFFER OF EQUITY SHARES ON THE MAIN BOARD OF BSE LIMITED ("BSE") AND NATIONAL STOCK EXCHANGE OF INDIA LIMITED ("NSE", AND TOGETHER WITH BSE, THE "STOCK EXCHANGES") IN COMPLIANCE WITH CHAPTER II OF THE SEBI ICDR REGULATIONS.

PUBLIC ANNOUNCEMENT

PARAS HEALTH
Partners In Health

(Please scan this QR Code to view the DRHP)

PARAS HEALTHCARE LIMITED

Our Company was incorporated as 'Arbian Frozen Foods Private Limited', a private limited company under the provisions of the Companies Act, 1956, pursuant to a certificate of incorporation dated December 21, 1987, issued by the RoC. Our Company became a deemed public company as per Section 43A(1)(a) of the Companies Act, 1956 with effect from July 1, 1993, consequent to which its name was changed to 'Arbian Frozen Foods Limited', by deletion of the word 'Private'. Consequent to the amendment in Section 43A(2)(a) of the Companies Act, 1956 by the Companies (Amendment) Act, 2000, our Company was re-converted from a deemed public company to a private limited company and the name of our Company was changed to 'Arbian Frozen Foods Private Limited' and the certificate of incorporation consequent to the change in name of our Company was endorsed by the RoC on June 16, 2003. Subsequently, pursuant to a resolution passed by our Board on June 19, 2003 and by our Shareholders on July 9, 2003, the name of our Company was changed from 'Arbian Frozen Foods Private Limited' to 'Paras Healthcare Private Limited' to reflect the change in its business activity from frozen foods to healthcare services and a fresh certificate of incorporation consequent to the change in name of our Company was issued by the RoC on July 21, 2003. Our Company was subsequently converted from a private company to a public company, pursuant to resolutions passed by our Board on June 3, 2024 and by our Shareholders dated June 4, 2024, consequent to which its name was changed to 'Paras Healthcare Limited', and a fresh certificate of incorporation consequent upon conversion to public limited company was issued by the RoC on July 18, 2024. For details of change in our Registered Office, see "*History and Certain Corporate Matters – Changes in the Registered Office of our Company*" on Page 237 of the Draft Red Herring Prospectus dated July 31, 2024 (**"DRHP"**) of the Company filed with the Securities and Exchange Board of India (**"SEBI"**) and the Stock Exchanges.

Registered and Corporate Office: 1st Floor, Tower B, Paras Twin Towers, Golf Course Road, Sector 54, Gurugram – 122 002, Haryana, India
Contact Person: Rahul Kumar; **Telephone:** +91 124 400 2163; **Email:** cs@parashospitals.com
Website: www.parashospitals.com; **Corporate Identity Number:** U85110HR1987PLC035823

OUR PROMOTER: DR. DHARMINDER KUMAR NAGAR

INITIAL PUBLIC OFFERING OF UP TO [●] EQUITY SHARES OF FACE VALUE OF ₹ 1 EACH OF PARAS HEALTHCARE LIMITED (THE "COMPANY" OR THE "ISSUER") FOR CASH AT A PRICE OF ₹ [●] PER EQUITY SHARE (INCLUDING A SHARE PREMIUM OF ₹ [●] PER EQUITY SHARE) ("OFFER PRICE") AGGREGATING UP TO ₹ [●] MILLION (THE "OFFER") COMPRISING A FRESH ISSUE OF UP TO [●] EQUITY SHARES OF FACE VALUE OF ₹ 1 EACH AGGREGATING UP TO ₹ 4,000 MILLION BY OUR COMPANY (THE "FRESH ISSUE") AND AN OFFER FOR SALE OF UP TO 14,874,310 EQUITY SHARES OF FACE VALUE OF ₹ 1 EACH ("OFFERED SHARES") AGGREGATING UP TO ₹ [●] MILLION COMPRISING UP TO 2,828,320 EQUITY SHARES OF FACE VALUE OF ₹ 1 EACH BY DR. DHARMINDER KUMAR NAGAR (THE "PROMOTER SELLING SHAREHOLDER") AGGREGATING UP TO ₹ [●] MILLION AND UP TO 12,045,990 EQUITY SHARES OF FACE VALUE OF ₹ 1 EACH BY COMMELINA LTD (THE "INVESTOR SELLING SHAREHOLDER", AND TOGETHER WITH THE PROMOTER SELLING SHAREHOLDER, THE "SELLING SHAREHOLDERS") AGGREGATING UP TO ₹ [●] MILLION (SUCH OFFER FOR SALE OF EQUITY SHARES OF FACE VALUE OF ₹ 1 EACH BY THE SELLING SHAREHOLDERS, THE "OFFER FOR SALE").

NOTICE TO INVESTORS ("NOTICE")

In reference to the draft red herring prospectus dated July 31, 2024 (**"DRHP"**) filed with the Securities and Exchange Board of India (**"SEBI"**) and the Stock Exchanges, investors should note the following:

1. The Company, in consultation with the BRLMs, has undertaken the Pre-IPO Placement by way of private placement of Equity Shares to certain investors as permitted under applicable law prior to filing of the Red Herring Prospectus with the RoC. Pursuant to the resolutions of the Board and the Shareholders, dated April 11, 2025, and April 12, 2025, respectively, our Company approved Pre - IPO Placement of 898,735 Equity Shares for cash at a price of ₹ 237.00 per Equity Share (including a premium of ₹ 236.00 per Equity Share) aggregating to ₹ 213.00 million to Axis New Opportunities AIF – Series II. Further, our Company has entered into a share subscription agreement dated April 11, 2025 with Axis New Opportunities AIF – Series II in relation to the Pre-IPO Placement.
2. Our Board, through its resolution dated April 16, 2025, has approved the allotment of the Equity Shares pursuant to the Pre - IPO Placement in the manner as set forth below:

S. No	Date of allotment	Number of Equity Shares allotted	Name of the allottee	Issue price per Equity Share (in ₹)	Total consideration (in ₹)
1.	April 16, 2025	898,735	Axis New Opportunities AIF – Series II	237.00	213,000,195

3. Please note that the Equity Shares issued shall be subject to lock-in, in accordance with Regulation 17 of the SEBI ICDR Regulations.
4. The aforementioned allottee is not connected with our Company, Promoter, Promoter Group, Directors, Key Managerial Personnel, Subsidiaries and the directors and key managerial personnel of our Subsidiaries, in any manner. As on the date of the DRHP, our Company did not have any Group Company.
5. Commelina Ltd, the Investor Selling Shareholder, pursuant to a share purchase agreement dated April 11, 2025 has transferred certain Equity Shares held by it in the Company to Axis New Opportunities AIF – Series II on April 16, 2025 (**"Transfer"**). The details of the Transfer have been provided below:

Date of transfer	Name of transferor	Name of transferee	Number of Securities	Price per specified security	Total Consideration (in ₹)
April 16, 2025	Commelina Ltd	Axis New Opportunities AIF – Series II	2,769,704	237.00	656,419,848

6. The aforementioned transferee is not connected with our Company, Promoter, Promoter Group, Directors, Key Managerial Personnel, Subsidiaries and the directors and key managerial personnel of our Subsidiaries, in any manner. As on the date of the DRHP, our Company did not have any Group Company.

Our Company shall suitably update the relevant sections in the RHP and Prospectus to be filed by our Company with the RoC, SEBI and the Stock Exchanges, to reflect the factual position pursuant to the Pre-IPO Placement and the Transfer as on the date of the RHP and Prospectus.

BOOK RUNNING LEAD MANAGERS			REGISTRAR TO THE OFFER
ICICI Securities	IIFL CAPITAL	motilal oswal investment banking	MUFG
ICICI Securities Limited ICICI Venture House, Appasaheb Marathe Marg, Prabhadevi, Mumbai – 400 025 Maharashtra, India **Telephone:** +91 22 6807 7100 **E-mail:** parashospital.ipo@icicisecurities.com **Investor Grievance ID:** customercare@icicisecurities.com **Website:** www.icicisecurities.com **Contact person:** Namrata Ravasia / Sumit Singh **SEBI Registration No.:** INM000011179	**IIFL Capital Services Limited** *(formerly known as IIFL Securities Limited)* 24th Floor, One Lodha Place, Senapati Bapat Marg, Lower Parel (West), Mumbai 400 013, Maharashtra, India **Telephone:** +91 22 4646 4728 **E-mail:** parashealth.ipo@iiflcap.com **Investor Grievance ID:** ig.ib@iiflcap.com **Website:** www.iiflcap.com **Contact person:** Nikita Toyal / Pawan Jain **SEBI Registration No.:** INM000010940	**Motilal Oswal Investment Advisors Limited** Motilal Oswal Tower, Rahimtullah Sayani Road, Opposite Parel ST Depot, Prabhadevi, Mumbai 400 025 Maharashtra, India **Telephone:** +91 22 7193 4380 **E-mail:** parashealthcareipo@motilaloswal.com **Investor Grievance ID:** moiaplredressal@motilaloswal.com **Website:** www.motilaloswalgroup.com **Contact person:** Ritu Sharma/ Kunal Thakkar **SEBI Registration No.:** INM000011005	**MUFG Intime India Private Limited** *(formerly known as Link Intime India Private Limited)* C-101, 1st Floor, 247 Park L.B.S. Marg, Vikhroli (West), Mumbai 400 083, Maharashtra, India **Telephone:** +91 810 811 4949 **E-mail:** parashealthcare.ipo@linkintime.co.in **Investor Grievance ID:** parashealthcare.ipo@linkintime.co.in **Website:** www.linkintime.co.in **Contact person:** Shanti Gopalkrishnan **SEBI Registration No.:** INR000004058

For **Paras Healthcare Limited**
On behalf of the Board of Directors
Sd/-
Rahul Kumar
Company Secretary and Compliance Officer

Place: Gurugram, Haryana
Date: April 16, 2025

Disclaimer: Paras Healthcare Limited is proposing, subject to applicable statutory and regulatory requirements, receipt of requisite approvals, market conditions and other considerations, to make an initial Public Offer of its Equity Shares and has filed the DRHP with SEBI and the Stock Exchanges. The DRHP is available on the website of the Company at www.parashospitals.com, SEBI at www.sebi.gov.in, BSE Ltd at www.bseindia.com and National Stock Exchange of India Limited at www.nseindia.com respectively and is available on the websites of ICICI Securities Limited, IIFL Capital Services Limited *(formerly known as IIFL Securities Limited)* and Motilal Oswal Investment Advisors Limited at www.icicisecurities.com, www.iiflcap.com and www.motilaloswalgroup.com, respectively. The potential investors should note that investment in equity shares involves a high degree of risk and for details relating to the same, refer to the section "**Risk Factors**" of the RHP, when available. Potential investors should not rely on the DRHP filed with SEBI for making any investment decision and instead should place reliance on the RHP.

The Equity Shares offered in the Offer have not been and will not be registered under the U.S. Securities Act or any state securities laws in the United States, and may not be offered or sold within the United States, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable state securities laws in the United States. Accordingly, the Equity Shares are being offered and sold outside the United States in offshore transactions in compliance with Regulation S and the applicable laws of the jurisdiction where those offers and sales are made. There will be no public issuing in the United States.

Adfactors

wipro

Extract of audited financial results of Wipro Limited and its subsidiaries for the quarter and year ended March 31, 2025

Audited Consolidated Financial Results of Wipro Limited under IFRS

(₹ in millions, except per share data, unless otherwise stated)

Particulars	Quarter ended March 31, 2025	Year ended March 31, 2025	Quarter ended March 31, 2024
Revenue from operations	225,042	890,884	222,083
Profit before tax	47,430	174,957	38,622
Profit after tax	35,881	132,180	28,582
Total comprehensive income for the period	36,172	136,443	27,955
Paid-up equity share capital (Par value of ₹ 2 per share)	20,944	20,944	10,450
Reserves excluding non-controlling interest' as shown in the Audited Statement of Financial Position	807,365	807,365	739,433
Earnings per equity share (Par value of ₹ 2 per share) (EPS for quarter ended periods are not annualized)			
Basic: (in ₹)	3.41	12.56	2.71
Diluted: (in ₹)	3.39	12.52	2.70

'Balance for the quarter and year ended March 31, 2025 represent balances as per the audited interim condensed consolidated statement of financial position for the year ended March 31, 2025 and balance for the quarter ended March 31, 2024 represent balances as per the audited statement of financial position for the year ended March 31, 2024, as required by the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

The audited consolidated financial results of the Company for the quarter and year ended March 31, 2025 have been approved by the Board of Directors of the Company at its meeting held on April 16, 2025. The statutory auditors have expressed an unmodified audit opinion.

Financial Results of Wipro Limited under Ind AS

The financial results are prepared in accordance with Indian Accounting Standards (**"Ind AS"**), the provisions of the Companies Act, 2013 (**"the Companies Act"**), as applicable and guidelines issued by the Securities and Exchange Board of India (**"SEBI"**). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (**Indian Accounting Standards**) Rules, 2015 and amendment rules issued thereafter.

Audited Consolidated Financial Results of Wipro Limited under Ind AS

(₹ in millions, except per share data, unless otherwise stated)

Particulars	Quarter ended March 31, 2025	Year ended March 31, 2025	Quarter ended March 31, 2024
Revenue from operations	225,042	890,884	222,083
Profit before tax	47,430	174,957	38,622
Profit after tax	35,881	132,180	28,582
Total comprehensive income for the period	36,179	136,328	27,944
Paid-up equity share capital (Par value of ₹ 2 per share)	20,944	20,944	10,450
Reserves excluding non-controlling interest' as shown in the Audited Balance Sheet	802,697	802,697	734,880
Earnings per equity share (Par value of ₹ 2 per share) (EPS for quarter ended periods are. not annualized)			
Basic: (in ₹)	3.41	12.56	2.71
Diluted: (in ₹)	3.39	12.52	2.70

'Balance for the quarter and year ended March 31, 2025 represent balances as per the audited interim condensed consolidated balance sheet for the year ended March 31, 2025 and balance for the quarter ended March 31, 2024 represent balances as per the audited consolidated balance sheet for the year ended March 31, 2024, as required by the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

The audited consolidated financial results (under Ind AS) of the Company for the quarter and year ended March 31, 2025 have been approved by the Board of Directors of the Company at its meeting held on April 16, 2025. The statutory auditors have expressed an unmodified audit opinion.

Audited Standalone Financial Results of Wipro Limited under Ind AS

(₹ in millions, except per share data, unless otherwise stated)

Particulars	Quarter ended March 31, 2025	Year ended March 31, 2025	Quarter ended March 31, 2024
Revenue from operations	171,127	672,928	165,932
Profit before tax	40,162	144,302	33,448
Profit after tax	28,922	107,924	24,466
Total comprehensive income for the period	30,314	108,435	25,332

The audited standalone financial results (under Ind AS) of the Company for the quarter and year ended March 31, 2025 have been approved by the Board of Directors of the Company at its meeting held on April 16, 2025. The statutory auditors have expressed an unmodified audit opinion.

Note:

1. The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Bombay Stock Exchange website (URL: www.bseindia.com), the National Stock Exchange website (URL: www.nseindia.com) and on the Company's website (URL: www.wipro.com/investors/quarterly-results/). The same can be accessed by scanning the QR code provided.

By Order of the Board,
For Wipro Limited

Rishad A. Premji
Chairman

Place: Bengaluru
Date: April 16, 2025

Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru - 560 035, India
Website: wipro.com | Email Id: info@wipro.com | Tel: +91-80-2844 0011; Fax: +91-80-2844 0054
CIN: L32102KA1945PLC020800

ಆಕ್ಸಿಸ್ ಬ್ಯಾಂಕ್

PUBLIC NOTICE

PUBLIC NOTICE

ದಿನಾಂಕ: 10.04.2025

South Western Railway - SWR | SWRRLY | SWRRLY

PUBLIC NOTICE

It is hereby notified that, our clients have agreed to purchase the Schedule Property from its Owner **SMT.LALITHA JAIN** W/o Sri.Rajendra Kumar Jain, residing at No.148, 3rd Stage, 3rd Block, Basaveshwaranagar, Bengaluru-560079. If any persons have any manner of claim, right, title, interest or demand of any nature in or over the Schedule Property, they are hereby requested to file their objections along with the photocopies of the documents on which they are relying, with the undersigned within **14 (Fourteen) days** from the date of publication of this notice. Objection's received thereafter will not be binding on our clients.

SCHEDULE

All that piece and parcel of the residential property bearing **Municipal No.153** (CITB/BDA Site No.153), PID No.19-3-153, measuring East to West 40 ft and North to South (58 + 59)/2 ft, in all measuring 2340 Sq.ft., with a building thereon, situated at **3rd Stage, 3rd Block, West of Chord Road, now Basaveshwaranagar,** Bengaluru, within the administrative jurisdiction of BBMP Ward No.100 and bounded as follows:

East by : Property bearing No.154
West by : Property bearing No.152
North by : Road
South by : Property bearing No.130

Sd/- BAIYA REDDY. M
For ISHA LAW CHAMBERS LLP
Advocates & Solicitors
No.101, 2nd Floor, Sri Manjunatha Complex, 22nd Main Road, BSK 2nd Stage, Opp : Banashankari BDA Complex, Bengaluru-560070

ಆಕ್ಸಿಸ್ ಬ್ಯಾಂಕ್

Canara Bank

wipro

Extract of audited financial results of Wipro Limited and its subsidiaries for the quarter and year ended March 31, 2025

Audited Consolidated Financial Results of Wipro Limited under IFRS

(₹ in millions, except per share data, unless otherwise stated)

Particulars	Quarter ended March 31, 2025	Year ended March 31, 2025	Quarter ended March 31, 2024
Revenue from operations	225,042	890,884	222,083
Profit before tax	47,430	174,957	38,622
Profit after tax	35,881	132,180	28,582
Total comprehensive income for the period	36,172	136,443	27,955
Paid-up equity share capital (Par value of ₹ 2 per share)	20,944	20,944	10,450
Reserves excluding non-controlling interest[1] as shown in the Audited Statement of Financial Position	807,365	807,365	739,433
Earnings per equity share (Par value of ₹ 2 per share) (EPS for quarter ended periods are not annualized) Basic: (in ₹) Diluted: (in ₹)	 3.41 3.39	 12.56 12.52	 2.71 2.70

[1]Balance for the quarter and year ended March 31, 2025 represent balances as per the audited interim condensed consolidated statement of financial position for the year ended March 31, 2025 and balance for the quarter ended March 31, 2024 represent balances as per the audited statement of financial position for the year ended March 31, 2024, as required by the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

The audited consolidated financial results of the Company for the quarter and year ended March 31, 2025 have been approved by the Board of Directors of the Company at its meeting held on April 16, 2025. The statutory auditors have expressed an unmodified audit opinion.

Financial Results of Wipro Limited under Ind AS

The financial results are prepared in accordance with Indian Accounting Standards (**"Ind AS"**), the provisions of the Companies Act, 2013 (**"the Companies Act"**), as applicable and guidelines issued by the Securities and Exchange Board of India (**"SEBI"**). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (**Indian Accounting Standards**) Rules, 2015 and amendment rules issued thereafter.

Audited Consolidated Financial Results of Wipro Limited under Ind AS

(₹ in millions, except per share data, unless otherwise stated)

Particulars	Quarter ended March 31, 2025	Year ended March 31, 2025	Quarter ended March 31, 2024
Revenue from operations	225,042	890,884	222,083
Profit before tax	47,430	174,957	38,622
Profit after tax	35,881	132,180	28,582
Total comprehensive income for the period	36,179	136,328	27,944
Paid-up equity share capital (Par value of ₹ 2 per share)	20,944	20,944	10,450
Reserves excluding non-controlling interest[1] as shown in the Audited Balance Sheet	802,697	802,697	734,880
Earnings per equity share (Par value of ₹ 2 per share) (EPS for quarter ended periods are. not annualized) Basic: (in ₹) Diluted: (in ₹)	 3.41 3.39	 12.56 12.52	 2.71 2.70

[1]Balance for the quarter and year ended March 31, 2025 represent balances as per the audited interim condensed consolidated balance sheet for the year ended March 31, 2025 and balance for the quarter ended March 31, 2024 represent balances as per the audited consolidated balance sheet for the year ended March 31, 2024, as required by the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

The audited consolidated financial results (under Ind AS) of the Company for the quarter and year ended March 31, 2025 have been approved by the Board of Directors of the Company at its meeting held on April 16, 2025. The statutory auditors have expressed an unmodified audit opinion.

Audited Standalone Financial Results of Wipro Limited under Ind AS

(₹ in millions, except per share data, unless otherwise stated)

Particulars	Quarter ended March 31, 2025	Year ended March 31, 2025	Quarter ended March 31, 2024
Revenue from operations	171,127	672,928	165,932
Profit before tax	40,162	144,302	33,448
Profit after tax	28,922	107,924	24,466
Total comprehensive income for the period	30,314	108,435	25,332

The audited standalone financial results (under Ind AS) of the Company for the quarter and year ended March 31, 2025 have been approved by the Board of Directors of the Company at its meeting held on April 16, 2025. The statutory auditors have expressed an unmodified audit opinion.

Note:

1. The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Bombay Stock Exchange website (URL: www.bseindia.com), the National Stock Exchange website (URL: www.nseindia.com) and on the Company's website (URL: www.wipro.com/investors/quarterly-results/). The same can be accessed by scanning the QR code provided.

By Order of the Board,
For Wipro Limited

Place: Bengaluru
Date: April 16, 2025

Rishad A. Premji
Chairman

Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru - 560 035, India
Website: wipro.com | Email Id: info@wipro.com | Tel: +91-80-2844 0011; Fax: +91-80-2844 0054
CIN: L32102KA1945PLC020800